FIGHTING AGAINST FORCED LABOUR AND CHILD

LABOUR IN SUPPLY CHAINS REPORT

Financial year ended December 31, 2025

Fighting Against Forced Labour and Child Labour Report

Fighting Against Forced Labour and Child Labour Report

INTRODUCTION

Americas Gold and Silver Corporation ("AGSC") (Business number 143042281) has prepared this third joint report (the "Report") pursuant to Section 11 of the Fighting Against Forced Labour and Child Labour in Supply Chains Act, SC 2023, c 9 (the "Act").

The Report covers the period from January 1, 2025 to December 31, 2025 (the "Reporting Period") and is made on behalf of AGSC, U.S. Silver & Gold Inc., U.S. Silver Corporation, and Platte River Gold Inc. (collectively, the "Americas Reporting Entities", and with all of AGSC's subsidiaries, "Americas", "Company", "we", "our", or "us").

This third Report,1 describes the steps we have taken during the Reporting Period in accordance with the requirements and reporting criteria set out in sections 11(1) and 11(3) of the Act. As part of our ongoing commitment to transparency and responsible business practices, this Report outlines the steps taken during the Reporting Period to identify, prevent and reduce the risk that forced labour or child labour ("modern slavery") may be used at any step of the production of goods in Canada or elsewhere, or in relation to goods imported into Canada.

Neither AGSC nor any of its subsidiaries reports under similar legislation in any other jurisdiction.

ABOUT AMERICAS GOLD AND SILVER

Company Structure

Americas Gold and Silver was incorporated as Scorpio Mining Corporation ("Scorpio Mining") pursuant to articles of incorporation dated May 12, 1998, under the Canada Business Corporations Act with authorized share capital of an unlimited number of common shares (the "Common Shares"). On December 23, 2014, a merger of equals transaction between Scorpio Mining and U.S. Silver & Gold Inc. ("U.S. Silver") was completed to combine their respective businesses pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined Company changed its name to Americas Silver Corporation ("Americas Silver") by way of articles of amendment dated May 19, 2015. On April 3, 2019, Americas Silver completed its acquisition of Pershing Gold Corporation ("Pershing Gold") pursuant to a plan of merger under Nevada law (the "Pershing Gold Transaction"). Following the completion of the Pershing Gold Transaction, the Company changed its name to Americas Gold and Silver Corporation pursuant to articles of amendment dated effective September 3, 2019.

AGSC is a reporting issuer in each of the provinces of Canada. The Common Shares trade on the Toronto Stock Exchange (the "TSX") under the symbol "USA" and on the NYSE American under the symbol "USAS". AGSC is headquartered in Toronto, Ontario and operates through its subsidiaries in Mexico and the United States of America.

The following chart (Figure 1) illustrates the organizational structure of AGSC's subsidiaries as of the filing day of this Report.

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1 Americas Gold and Silver Corporation has prepared this Report based on information available to it at the time of preparation. This Report contains forward-looking statements relating to AGSC's policies and practices with respect to forced labour and child labour risk management, including statements of current intention and expectation and statements of opinion. AGSCs actual results and future events could differ materially from those anticipated because of the factors discussed in the "Risk Factors" section in AGSC's Annual Information Form, which is available on our website here or on SEDAR+. Except as required by applicable laws or regulations, AGSC does not undertake to publicly update or review any forward-looking statements.

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Figure 1. Americas Gold and Silver Corporation's organizational structure.

Our Activities

As a precious metals producer, the Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near term production. The Company's geographic focus is the Western Hemisphere, particularly the United States and Mexico. Nearly all of Americas' assets are located outside of Canada.

Consistent with our previous Reports, no development or production activities occur in Canada or are undertaken directly by the Americas Reporting Entities.

Our Operations

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, U.S.A., which includes the recently acquired Crescent Mine, and the Cosalá Operations in Sinaloa, Mexico. The Company also owns Relief Canyon mine ("Relief Canyon") which is currently on care and maintenance in Nevada, U.S.A.

In Mexico, the Cosalá Operations are located in the east-central portion of the state of Sinaloa consisting of the San Rafael mine, the Los Braceros processing plant and tailings storage facility, the EC120 Project, and the past producing Nuestra Señora mine. The Cosalá Operations are 100% owned and operated by AGSC subsidiaries, Minera Platte River Gold S. de R.L. de C.V., and Minera Cosalá S.A. de C.V.

In the United States, the Company owns and operates the Galena Complex located in the eastern part of the Coeur d'Alene Mining district, one of the preeminent silver, lead and zinc producing areas in the world, near the base of the panhandle of northern Idaho. The Galena Complex consists of the Galena mines, the Galena processing plant, the Osburn tailings impoundment, the idle Coeur mine and Coeur processing plant (currently on care and maintenance), the Caladay exploration property and the Crescent Mine. Americas owns and operates the Galena Complex through its wholly owned subsidiary, U.S. Silver - Idaho, Inc.

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Americas also owns the Relief Canyon mine in Nevada, U.S.A., which currently has suspended operations due to technical issues. The Relief Canyon mine is owned through a wholly owned subsidiary, Pershing Gold Corporation.

The Map below (Figure 2) provides a better understanding of the location and stage of Americas' properties in Mexico and the United States.

GALENA COMPLEX - Idaho
RELIEF CANYON - Nevada
UNITED STATES
SAN FELIPE - Sonora
COSALÁ OPERATIONS - Sinaloa
MEXICO
Production
Development
Care & Maintenance

Figure 2. Location of Americas Gold and Silver Corporation's properties.

Our workforce, our people

The Company believes in the shared value generated through its operations and acknowledges that its workforce of approximately 659 employees is essential to maintaining compliance with labour standards, safeguarding human rights, and supporting the effective implementation of its modern slavery risk management framework.

As part of our commitment to promoting economic development in the communities where we operate, the Company prioritizes hiring local talent, and external recruitment is generally limited to specialized roles not available locally.

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During the Reporting Period, we had a total of approximately 659 employees at our operations and offices (See Table 1). The representation of women in our ranks, although still modest at 8%, aligns with mining industry averages.

	Galena Complex	Cosalá	Relief Canyon	Corporate	Total
		Operations

Salary	54	129	2	24	207

Hourly	179	273	4	0	452

Total	233	402	6	24	659

Table 1. Employees

In line with the Board's diversity-focused appointment processes, which consider a broad range of dimensions in identifying qualified candidates, female representation at the Board level increased during the reporting period. As of the date of this Report, women comprised approximately 40% of the Board.

Living Wage commitment and professional development

The Company is committed to provide a living wage to its workforce. For our Mexican operations, our employees receive a living wage and comprehensive benefits that exceed regional and industry standards. Providing a secure, above-average living wage is key in our efforts to reduce poverty and inequality. Employees at the Company's Mexican operations receive an income comprised of:

• Base salary;

• Legal benefits, which include social welfare, housing (INFONAVIT), and participation in the Company's profits and pension plan established according to Mexican regulations and additional benefits, which may consist of personal life insurance, medical insurance, saving funds, transportation, and technical training in an environment that promotes health and safety.

We offer stable jobs with competitive salaries and comprehensive benefits to our workforce and with this our employees and their families are able to improve their living condition. This impact is particularly evident in Mexico, where our operations generate a meaningful and positive economic impact for the local communities in which we operate and also play a role in counteracting the poverty and limited access to opportunities faced by many rural areas.

At the Galena Complex in the U.S.A., our workforce's compensation includes the following:

• Base salary

• All their legal benefits and additional benefits such as personal life insurance, medical insurance, 401k Savings Plan, Flex Plan, employee assistance program, and medical, to name a few.

Our impact is also evident in our workforce in the United States, where our operations contribute positively to the local economy by providing stable employment and supporting regional development. Together, these efforts help support our workforce, their families and sustainable local community growth.

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As part of our ongoing commitment to supporting the personal and professional development of our workforce, seven employees completed bachelor's degrees during the reporting period. In addition, thirteen employees are currently enrolled in university programs, and three employees successfully completed their university education.

Freedom of employment, and association

The Company's employees are represented by labour unions under collective labour agreements.

On May 2, 2025, following the Company's annual reviews of the compensation provisions of its Collective Bargaining Agreement ("CBA"), the Cosalá Operations workforce and the National Union of Workers in the Construction, Manufacturing, Drilling, Excavation, Extraction, Crushing, Demolition, Structural, and Materials Hauling Industries, "Eng. Luis Horacio Duran Mier" (the "Cosalá Union") entered into an agreement to update the compensation provisions of the Cosalá's CBA. A comprehensive revision of the CBA, including a vote of the unionized members is expected to take place in 2026.

At the Galena Complex, in the U.S.A., a long-term collective bargaining agreement was ratified between the Galena unionized members and the United Steel Workers Union, for a 5-year term effective from October 3, 2025, through October 2, 2030.

Supply Chains

During the Reporting Period, the Company continued to engage with a diverse range of suppliers that provide mining equipment, chemicals, and other essential materials and components that may support activities across the mining value chain, including where applicable, and parts from within different mining stages, including raw material extraction, processing and the distribution of silver products.

The Company recognizes that our supply chains may extend across multiple jurisdictions and acknowledges the potential risk of forced labour and child labour within global supply chains. Accordingly, the Company maintains an expectation that suppliers comply, at a minimum, with applicable labour laws, ethical labour standards, and regulatory requirements in the jurisdictions in which they operate. These expectations are communicated as part of the Company's broader commitment to responsible business conduct and respect for internationally recognized human rights.

Consistent with prior reporting, AGSC and the Americas Reporting Entities do not directly carry out operating activities, therefore the Company didn't have any material suppliers in the Reporting Period. We continue to assess our business activities and supplier relationships and are committed to enhancing our approach to supply-chain oversight should our operational footprint change in the future.

From the information gathered from the Reporting Entities, AGSC sources products and components from approximately 682 suppliers domestically and internationally.

In 2025, the Cosalá Operations purchased products from 331 suppliers. The suppliers were based in Mexico, Canada, the United States, and China, with Mexico as the country where the vast majority of the products came from.

The Galena Complex purchased from 351 suppliers based in the United States, Canada, and the United Kingdom. The vast majority of the Galena purchases came from United States (see Table 2).

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Country	Galena Complex	Cosalá Operations	Overall total and
percentages

United States	312 (96%)	2 (0.02%)	314 (3.41%)

Mexico	-	8,877 (99.87%)	8,877 (96.35%)

Canada	12 (3.70%)	3 (0.03%)	15 (0.16%)

China	-	7 (0.08%)	7 (0.07%)

United Kingdom	1 (0.30%)	-	1 (0.01%)

Table 2. The Table lists the countries where the majority of the Cosalá Operations and the Galena Complex purchased products came from during the Reporting Period indicating the number/percentage of products purchased per country.

MANAGING FORCED LABOUR AND CHILD LABOUR RISKS

In this section, we describe the current actions taken to identify, monitor, and address human rights risks.

Policies and Due Diligence

We have a zero-tolerance approach towards any form of modern slavery, human trafficking, forced or involuntary labour and child labour. Americas promotes sustainability across all levels of its operations and takes a global, company-wide approach to its modern slavery compliance. Our commitment to identify and manage material risks and improvement opportunities is at the forefront of our beliefs as a Company that remains committed to the communities in which we operate.

Our approach to sustainable development is designed to provide long-term positive contributions, meet our ongoing commitments to our local communities over time, and reflect our corporate initiatives for responsible operations.

We remain convinced that to operate effectively and ethically it is essential to adopt principles based on respect for human and labour rights, which guide the management of our employees and our corporate culture. Certain policies and procedures apply to all entities in the Americas organization, although each of Americas' mining operations maintain site-specific policies and procedures related to their respective supply chains.

During the Reporting Period, the Company reviewed its current Policies and considered updating existing policies and implementing additional policies, as appropriate, to support its operational and compliance obligations. These Policies are intended to promote responsible business conduct and support compliance with regulatory requirements. For a complete list of the existing Policies refer to the section "Existing Guiding Policies" in this Report.

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Americas does not tolerate discrimination of any kind, including discrimination based on race, religion, sex, nationality, age, sexual orientation, disability, or any other status protected by applicable laws and regulations.

Through the adoption of Company policies, the Americas Reporting Entities reinforce their commitment to human rights and the fight against discrimination in all its forms. We are convinced that a respectful and dignified work environment is essential to the sustainability and success of the Company.

Existing Guiding Policies

Our policies, publicly available in our website, are designed to provide guidance to our workforce to recognize ethical matters, promote fair and equitable employment through the hiring process, promotion, compensation, termination and corrective measures. Americas does not tolerate any discrimination or harassment, and strives to ensure our employees feel comfortable raising any concerns they may have with senior members of the team. Our commitment to respect and dignity in the workplace is also reflected in our approach to equal opportunities for our collaborators.

Some of our relevant Company Policies are as follows:

Code of Business Conduct and Ethics

The Code of Business Conduct and Ethics (the "Business Code") applies to AGSC and all its subsidiaries, including the Americas Reporting Entities.

The Business Code, which was reviewed by the Board in May 2025, was designed to, among other things:

- Promote compliance with applicable laws, rules and regulations;

- Promote the prompt internal reporting to an appropriate person of violations of this Business Code and provide mechanisms to report any illegal or unethical conduct; and

- Provide guidance to employees and consultants to help them recognize and deal with ethical issues.

Americas is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Company personnel are expected to be aware of the safety issues and policies that affect their job, other Company personnel and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, are expected to act immediately to address the situation. We expect Company personnel to comply with all applicable policies and procedures in place from time-to-time and immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

The full text of our Code of Business Conduct and Ethics is available on the Company's website https://americas-gold.com/.

Whistleblower Policy

The Whistleblower Policy, reviewed in March 2026, applies to all Americas entities, including their respective employees, officers, directors, and third parties.

The purpose of this policy is also to state clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any Company personnel who:

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- Legitimately and in good faith report complaints regarding reportable activities, including but not limited to violations of: employment or labour laws; laws regarding the environment, health and safety; securities laws; laws regarding fraud; the rules or regulations of applicable securities regulatory authorities and the rules of any stock exchange on which securities of the Company may be listed from time to time; any provision of law relating to fraud against shareholders; or the commission or possible commission of a criminal offence;

The full text of our Whistleblower Policy is available on the Company's website https://americas- gold.com/.

Diversity Policy

The Diversity Policy emphasizes the importance of incorporating a broad range of perspectives and experiences in our Board of Directors and Named Executives Officers. The Policy acknowledges that diversity enhances decision-making, leadership quality, and overall corporate performance. It encourages appointments based on diversity, competence, and qualifications, while also ensuring the Company remains forward-looking in its leadership by welcoming new insights, especially in the context of the evolving mining industry and global marker.

The Compensation and Corporate Governance Committee is responsible for monitoring and reviewing the policy's effectiveness, promoting compliance with governance standards, and reporting progress to the Board.

The Diversity Policy was reviewed by the Board in March 2026. The full text is available on the Company's website https://americas-gold.com/.

Other Company Policies applied at the Corporate level and by the Reporting Entities include Corporate Disclosure and Securities Trading Policy, Majority Voting Policy and Incentive Compensation Recovery Policy to name a few.

REPORTING CONCERNS

Americas' employees are not expected to always know what to do in every situation. However, employees are encouraged to seek help if something is unclear or causes concern and must speak up if they see or suspect conduct that creates the risk of a legal or ethical violation. Employees are reminded by local management that they can always reach out directly to an immediate supervisor or go up the ladder to bring an issue to the Company's attention. Additionally, employees are reminded they can report any concerns they may have anonymously through the Company's whistleblower reporting agent at www.americasgold.ethicspoint.com.

Any Company personnel or other stakeholder who legitimately and in good faith believes that he or she has been the subject of any conduct that is, or may reasonably be thought to be, prohibited by this Policy is strongly encouraged to report immediately the facts forming the basis of that belief or knowledge through the protocol set out in the policy.

Moreover, Company personnel who receive such a complaint or witnesses any conduct that they legitimately and in good faith believe is, or may reasonably be thought to be, prohibited by this Policy should immediately report that conduct through the protocol set out in the policy.

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Company personnel or other stakeholders may make a report under this procedure in one of the following ways:

- Bringing the matter to the attention of an immediate supervisor or if not possible or if this does not resolve the matter, then up the chain of management within the Company (any supervisor receiving such a report is instructed to immediately bring the matter to the attention of AGSC's General Counsel);

- If reporting to an immediate supervisor or management is not possible in the circumstances or Company personnel are not comfortable reporting a complaint or concern to his or her direct supervisor in accordance with the first option, then they can bring the matter directly to the attention of the General Counsel.

The General Counsel or his designate will then, if appropriate, report the matter to the attention of the Chair of the Compensation and Corporate Governance Committee ("C&CG Committee") for matters relating to a violation of the Business Code or the Chair of the Audit Committee for matters relating to financial disclosures, accounting, internal accounting controls or auditing matters; or

- If the complaint relates to the conduct of the Company's senior management team or in the case that reporting through the channels above is otherwise not possible or appropriate in the circumstances then such matter should be reported directly to either the chairman of the C&CG Committee or Audit Committee, as applicable.

They can be reached through the Company's whistleblower reporting agent, EthicsPoint at www.americasgold.ethicspoint.com or the hotline numbers as mentioned above.

Upon receipt of a complaint alleging a reportable activity the process includes a process for the General Counsel, Chair of the C&CG Committee, Audit Committee or designee, to make a determination as to whether a reasonable basis exists for commencing an investigation into the reportable activity alleged in the complaint.

In the event that a reasonable basis for investigation is established then the process includes a process to implement an investigation of the allegations.

RISK ASSESSMENT, MANAGEMENT & MONITORING

AGSC recognizes the critical role of suppliers and expects compliance with relevant laws and regulations. The Company also expects exemplary behaviour based on the principles established by the Business Code and by factors identified in the Company's risk registers with respect to the Galena Complex and Cosalá operations and the ESG materiality assessment, which were completed or updated during the Reporting Period.

Suppliers

At Americas, we expect our suppliers to comply with the applicable laws and regulations in the countries where we operate, in the same manner that we do.

Some of the steps taken by Americas regarding supplier compliance during the Reporting Period include:

• Continued advising suppliers of, and expecting suppliers to adhere to, the Business Code;

• Continued advising suppliers of our Whistleblower Policy and the reporting mechanisms;

• Drafted a Supplier Code of Conduct, which is expected to be implemented in Q2 2026; and

• Reviewed the Procurement Policies. Based on that review, we intend to revise the Procurement Policies at the operations level to address the Suppliers Code of Conduct.

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The Company is actively reviewing its internal policies and while there are no detected risks, we will continue monitoring and looking to implement additional mechanisms to detect, reduce and eliminate the risk of modern slavery in our supply chains.

POTENTIAL RISKS IN OUR OPERATIONS AND SUPPLY CHAINS

Potential Risks in Our Operations

The Company considers the risk of modern slavery occurring within our operations to be low after considering the nature of our operations as well as the policies, regulation and internal procedures that govern Americas day-to-day operations and employment relationships.

Americas' workforce is located in Canada, the United States and Mexico. Canada and the United States have a low prevalence of child and forced labour, low risk of vulnerability to child and forced labour, and fairly robust governmental responses addressing child and forced labour.2 While Mexico presents comparatively higher risk indicators, the Company actively seeks to mitigate these risks through its strong labour practices and compensation structures, as described in this Report.

Further, in recent years, Mexico has made meaningful progress in its efforts to address the worst forms of child labour, including amending the General Law for the Prevention, Sanction, and Eradication of Crimes Related to Human Trafficking to increase penalties for violations of the worst forms of child labour.

As a company that strives to create a safe, respectful, and diverse work environment, we are proud to report that as of the end of 2025:

• The Company provided a secure and well-paid job for approximately 659 workers;

• We offered extensive training to our employees to protect their health & safety on site; and

• We recognize the importance of our employees' families and facilitate healthy recreation activities for family integration.

Potential Risks in Our Supply Chain

The Company recognizes that the risks of modern slavery are inherent to all supply chains, including those in our Reporting Entities who rely on the Company's policies to prevent and reduce these risks. We also expect exemplary behaviour from our national and international suppliers.

While no unique risks of modern slavery that relate to our operations or supply chains have been identified, the modern slavery risks applicable to the Americas Reporting Entities are general in nature.

Further, AGSC and its Reporting Entities are aware of their human rights responsibilities and are proud to report that during this Reporting Period, we are not aware of and have not received any reports of modern slavery in our operations or supply chains. Accordingly, no steps were required to remediate child or forced labour, or the loss of income associated with remediation efforts.

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2 See Walk Free, Global Slavery Index 2023, available here: Canada, Mexico, and the United States.

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TRAINING

Employees of Americas, including the employees of the Americas Reporting Entities, receive training in environmental obligations, health and safety and industrial matters, union rights and labour rights and other relevant topics in the industry.

While during the Reporting Period there was no specific training regarding modern slavery, at the time of publication of this Report, the Company has reviewed and approved its first Modern Slavery and Human Trafficking: Canadian Edition training module. This training is designed to raise awareness of modern slavery risk and relevant legal obligations. The Company intends to roll out this training to applicable management personnel during Q2 2026.

STEPS, MEASURES TAKEN AND EFFECTIVENESS

Americas expects its personnel to comply in good faith with all applicable laws, rules and regulations and all other policies and procedures applicable to them that are adopted by the Company from time to time.

Based on the measures that are in place to prevent, identify and reduce the risk that forced labour or child labour is used in our business operations and supply chains, as discussed in this Report, the Company assesses their effectiveness by (i) reviewing its policies, and (ii) by tracking the reports received pursuant to the Whistleblower Policy. As part of this assessment, the Company may consider implementing additional steps or processes, where applicable, to prevent, identify and reduce the risks of forced labour and child labour in our supply chains and operations.

As disclosed in our second Report, this work remains ongoing. The Company intends to continue monitoring the implementation and effectiveness of the measures described in its prior Report, to decide what potential changes or improvements may be needed.

Some of the Company's steps taken during the Reporting Period are the following ones:

ITEM	STEPS TAKEN/MEASURES	EFFECTIVENESS

Creation of the corporate position of Vice President of Sustainability and Communications	The Company created the corporate position of Vice President of Sustainability and Communications (the "VP Sustainability").	This is a major step towards achieving alignment with our peers in the mining industry. In addition, the VP Sustainability is responsible for introducing corporate-wide sustainability initiatives aimed at guiding the corporation in a socially and environmentally responsible manner.

Annual Acknowledgments	Salary staff is given, annually, the Company's policies to confirm they have acquired sufficient knowledge of the area relating to their particular duties and the global Company's Policies.	This measure has helped the Company verify employees are aware of the Policies and the steps they need to take in case they need to file a Report or take any specific actions. This mechanism will continue to be used for 2026.

Employees onboarding	As part of the onboarding session, new employees are provided with the Company Policies and also receive mine safety and health training when joining the workforce.	This step helps promote awareness of the Policies and their implementation for new employees.

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Current service agreements	Most supplier service agreements contain a provision requiring the supplier to comply with applicable social security, fiscal, and health and safety laws.	They are expected to give evidence that their workers are registered with the applicable government agency. This measure is effective since it contractually reinforces our expectation of compliance with applicable labour laws and provides a mechanism to allow us to verify that workers are legally registered with the relevant government authorities.

Updates in service providers agreements	The Company is actively working on incorporating a specific clause to include in the services and procurement contracts, stating that the provider’s performing business with the Company must adhere to the Company’s Business Code and Supplier Code of Conduct.	This measure will help us verify the service providers are aware the Corporation is committed to conducting its business and operations in a safe, environmentally, socially, and ethically responsible manner.

Supplier Code of Conduct Policy	The Company drafted a Supplier Code of Conduct Policy which we expect to be complete and implemented before the end of 2026.	Implementing a Supplier Code of Conduct will assist us in verifying service providers’ awareness of the Policies and will support ongoing monitoring of service providers.

Children Rights Training	The Cosalá Operations held an educational workshop on Children Rights in August 2025.	This workshop session provided information on children’s rights in Mexico and abroad. The Company expects these annual workshops to include a section on identifying, preventing and reducing the risk of forced labour and child labour.

CONCLUSION

As set out in this Report, Americas remains committed to conducting our operations with integrity and in compliance with all applicable laws. We are pleased to report that no instances of forced or child labour were identified or reported to us in our operations or supply chains during the Reporting Period.

We remain focused on preventing and reducing the risk that forced and child labour are present in our operations and supply chains. We intend to continue to monitor, assess and improve our controls and procedures, where appropriate, to promote their effective implementation.

BOARD OF DIRECTORS APPROVAL AND ATTESTATION

This Report was Approved by the Board of Directors of Americas Gold and Silver Corporation, pursuant to section 11(4)(b)(ii) of the Act. I have the authority to bind Americas Gold and Silver Corporation, U.S. Silver & Gold Inc., U.S. Silver Corporation, and Platte River Gold Inc.

/s/ Paul Andre Huet

Paul Andre Huet

Chief Executive Officer

Americas Gold and Silver Corporation

Date: May 13, 2026.